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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                          -------------------------------

                                  SCHEDULE 14D - 9
                                  AMENDMENT NO. 1

                      SOLICITATION / RECOMMENDATION STATEMENT
                                    PURSUANT TO
                             SECTION 14 (d) (4) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                ----------------------------------------------------

                                     RIDE, INC.
                             (Name of Subject Company)

                                     RIDE, INC.
                        (Name of Person(s) Filing Statement)

                     COMMON STOCK, WITHOUT PAR VALUE PER SHARE
                           (Title of Class of Securities)

                                    765689 10 4
                       (Cusip Number of Class of Securities)

                                ROBERT F. MARCOVITCH
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                     RIDE, INC.
                               8160 304TH AVENUE S.E.
                            PRESTON, WASHINGTON   98050
                                   (425) 222-6015
            (Name, Address and Telephone Number of Person Authorized to
     Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                     COPIES TO:

                                MICHAEL J. ERICKSON
                                 KAREN A. ANDERSEN
                               SUMMIT LAW GROUP PLLC
                         1505 WESTLAKE AVENUE N., SUITE 300
                            SEATTLE, WASHINGTON   98109
                                   (206) 281-9881


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     This Amendment No.1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on April 19, 1999 (the "Schedule 14D-9") by Ride, Inc., a Washington corporation (the "Company"), relating to the cash tender offer by Minotaur Capital, Inc., a Florida corporation ("Minotaur"), to purchase 51% of the outstanding shares of the Company's Common Stock at a price of $2.25 per share, payable in the form of a promissory note due within eight months from the Expiration Date of the offer and upon the terms and subject to the conditions set forth in Minotaur's Tender Offer Statement on Schedule 14D-1 initially filed with the Securities and Exchange Commission on April 6, 1999, as amended on April 12, 1999 and April 19, 1999 (collectively, the "Minotaur Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     Item 4(a) is hereby amended and supplemented to add the following:

     On April 19, 1999, Minotaur filed an amendment to its offer stating the following revisions: (i) the maturity date of the promissory notes to be received by shareholders upon tender of their shares has been reduced from one year to eight months; (ii) Minotaur will now place all of the tendered stock in escrow and Minotaur will not be entitled to sell any shares received from the tender offer unless all shareholders who have tendered have been paid pursuant to the promissory notes; and (iii) Minotaur has circulated a proposed Agreement for the Financing and Participation in the Tender Offer for Ride, Inc. to potential participants in the tender offer (although it was noted that no firm commitments have been received which would guarantee the financing of the transaction). Minotaur also filed a press release on April 19, 1999 announcing these amendments.

     Upon receipt of the amendment, the Company's Board of Directors held a telephonic meeting on April 19, 1999 at 9:00 a.m., Pacific Standard Time, to discuss the revised terms of the Minotaur Offer. Following a presentation by counsel to the Company, the Board discussed the impact and ramifications of Minotaur's amendment. Upon completion of this discussion, the Board unanimously determined that these amendments to the Minotaur Offer did not change its reasons for its earlier rejection of the offer and that the Minotaur Offer (as amended) was still inadequate and not in the best interests of Ride and its shareholders. The Board reaffirmed its recommendation to shareholders that they reject the Minotaur offer and not tender their shares pursuant to the Minotaur Offer (as amended).

                                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:    April 19, 1999           RIDE, INC.


                                   By:      /s/ ROBERT F. MARCOVITCH
                                        ---------------------------------------
                                        Name:     Robert F. Marcovitch
                                        Title:    President and
                                                  Chief Executive Officer


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